FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: GLG Investment Series Trust

3.	Securities and Exchange Commission File No.: 811-22360

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

452 Fifth Avenue, 25th Floor

New York, New York 10018

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael S. Caccese		Orly Lax, Secretary
K&L Gates LLP		GLG Inc.
State Street Financial Center	or	452 Fifth Avenue, 25th Floor
One Lincoln Street		New York, New York 10018
Boston, Massachusetts 02111		(888) 335-1244
(617) 261-3133

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

GLG Inc.	The Bank of New York Mellon
452 Fifth Avenue, 25th Floor	One Boston Place, 34th Floor
New York, New York 10018	Boston, MA 02108
(888) 335-1244	(617) 722-7000

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒        Open-end                     ☐        Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

GLG Inc.

452 Fifth Avenue, 25th Floor

New York, New York 10018

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

13.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Manager’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

☐  Yes            ☒  No

If Yes, for each UIT state:

Name:

File No.:

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the board vote took place:

March 4, 2013

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes            ☒  No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Approval from the shareholders for the liquidation of the fund is not required under the fund’s declaration of trust.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes            ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

April 12, 2013

(b)	Were the distributions made on the basis of net assets?

☒  Yes            ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒  Yes             ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes            ☒  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐  Yes            ☐   No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐  Yes            ☒  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

The Fund has no shareholders. The Fund has been liquidated but has retained a limited amount cash to cover the estimated accrued expenses and liabilities described below in Items 21 and 22.

(b)	Describe the relationship of each remaining shareholder to the fund:

N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes             ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☒  Yes             ☐  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The Fund has retained $189,718.78 in cash.

(b)	Why has the fund retained the remaining assets?

The Fund has retained the cash described above in section (a) to pay the estimated accrued expenses and liabilities described below in Items 21 and 22.

(c)	Will the remaining assets be invested in securities?

☐  Yes            ☒  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒  Yes             ☐  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

ACCRUED ADVISORY FEES: $12,175.38

ACCRUED ADMINISTRATION/ACCOUNTING FEE: $1,364.10

ACCRUED TRANSFER AGENCY: $2,000.00

ACCRUED AUDIT & TAX: $8,000.00

ACCRUED LEGAL: $90,000.00

ACCRUED GENWORTH DISTRIBUTION FEES: $17,260.57

ACCRUED TRUSTEE FEE: $24,000.00

ACCRUED PRICING FEES: $1,690.67

ACCRUED CUSTODY TRANSACTION FEE: $4,207.33

ACCRUED BNY OOP EXPENSE: $110.96

ACCRUED CUSTODY EXPENSE: $12,007.06

ACCRUED MISCELLANEOUS EXPENSE: $8,125.00

ACCRUED PRINTING AND MAILING EXPENSE: $4,077.71

ACCRUED DISTRIBUTION FEES: $4,700.00

TOTAL: $189,718.78

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The fund has cash on hold to pay the above expenses.

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: $90,000

		(ii)	Accounting expenses: $0

		(iii)	Other expenses (list and identify separately): Tax Expense: $8,000; Trustee Fee: $1,500

		(iv)	Total expenses (sum of lines (i)-(iii) above): $99,500

(b)	How were those expenses allocated?

The expenses will be allocated to and paid by the Fund in the manner described in response to Item 22(a) above. Such expenses will be paid out of cash retained by the Fund upon liquidation to cover accrued expenses and liabilities.

(c)	Who paid those expenses?

The expenses will be paid by GLG International Small Cap Fund, the sole series of GLG Investment Series Trust.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes            ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes            ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes            ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of GLG Investment Series Trust, (ii) she is the Principal Financial Officer and Treasurer of GLG Investment Series Trust and (iii) all actions by shareholders, managers and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

May 14, 2013	/s/ JingLu Eng
Date	Name:	JingLu Eng
	Title:	Principal Financial Officer and Treasurer